Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

April 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, John Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Group Inc.

Amendment No. 5 to the Registration Statement on Form S-1

File No. 333-178790

Ladies and Gentlemen:

Edgen Group Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to its registration statement on Form S-1 (Registration No. 333-178790) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated April 18, 2012 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. In addition, we also include a marked copy of Amendment No. 5 showing changes made from Amendment No. 4 to the Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 5.

Outside Cover Page of Prospectus

1.	Please remove the references to “Joint Book-Running Managers” and “Co-Managers.”

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange  County  Philadelphia  Princeton  San Francisco  Silicon  Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Securities and Exchange Commission

April 20, 2012

Response:

In response to the Staff’s comment, the Company has removed the references as requested.

Prospectus Summary, page 1

Our Challenges and Risk Factors, page 7

2.	Please revise the last bullet point to indicate, as stated on page 38, that full exercise of the Exchange Rights may result in the Existing Investors, including your executives, directors and funds managed by affiliates of JCP owning in the aggregate, approximately 65% of your outstanding Class A common stock and 65% of the voting power of our outstanding capital stock.

Response:

The Company respectfully advises the Staff that 58% of the voting power (in the form of shares of Class B common stock) will be held by EM II LP and B&L (which are controlled by JCP) and 7% of the voting power (in the form of shares of Class A common stock) will be held by directors, officers and employees of Edgen Group. The Company has revised the disclosure on page 8 and page 39 of the Prospectus to clarify this.

3.	In this regard, we note that, as disclosed in footnote (3) on page 12, Existing Investors will own the remaining 17% of your Class A common stock assuming no exercise of the Exchange Rights. Given that the Existing Investors, as disclosed on page 11, include Jefferies Capital Partners IV L.P. and management, please advise as to why concentration of voting power among affiliates of JCP as stated in this section is 58% and appears to be equivalent to the voting power of only the Class B common stock given the last sentence of the second paragraph on the prospectus cover page.

Response:

The Company respectfully advises the Staff that the affiliates of JCP that will hold 58% of the voting power are EM II LP and B&L (which are controlled by JCP) and the persons controlling JCP, not the directors, officers and employees of Edgen Group who will hold 17% of the Class A common stock. Although some of these directors, officers and employees of Edgen Group may be affiliates of Edgen Group, they are not affiliates of JCP and so they are not included in the 58% figure. In addition, although these directors, officers and employees of Edgen Group are Existing Investors, their 17% ownership of the Class A common stock is not owned through EM II LP and B&L and so is not included in the graphic but rather is explained through the footnote. As noted in the Company’s response to comment 2, the Company has revised the disclosure on pages 8 and 39 of the Prospectus to clarify this.

Summary Unaudited Preliminary First Quarter 2012 Financial Data, page 21

4.	Please revise to explain the source for the unaudited preliminary first quarter financial data and explain why management is presenting a high and low range of sales, net income and EBITDA data for the three months ended March 31, 2012. Also, please explain the nature of any unusual or non-recurring items that have impacted or are expected to impact the preliminary results of operations for the three months ended March 31, 2012. In addition, please provide an assertion by the company’s management in the introductory paragraph that preliminary pro forma financial data has been prepared on a consistent basis with the audited and interim financial statements included in the registration statement and that the company’s pro forma results, based on the actual results of EM II LP and B&L are not expected to vary materially from that reflected in the preliminary first quarter 2012 pro forma financial data. Please revise similar disclosure elsewhere in the prospectus, such as in the Recent Developments section beginning on page 12.

Response:

In response to the Staff’s comment, the Company has revised pages 13 and 22 of the Prospectus as requested. The Company respectfully advises the Staff that there are no unusual or non-recurring items that have impacted or that are expected to impact the preliminary results of operations for the three months ended March 31, 2012.

Securities and Exchange Commission

April 20, 2012

Capitalization, page 47

5.	Please revise the introductory paragraph to explain the nature and amounts of the predecessor’s debt obligations that will be repaid using the offering proceeds.

Response:

In response to the Staff’s comment, the Company has revised the introductory paragraph as requested.

6.	Please revise to provide footnote disclosure explaining the nature and amounts of the adjustments that were made to arrive at the pro forma as adjusted retained deficit of $(33,419), the pro forma as adjusted accumulated other comprehensive loss of $(10,772) and the pro forma as adjusted non-controlling interest of $(60,696).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Prospectus to include the requested footnote disclosure.

Unaudited Pro Forma Condensed Combined Financial Information, page 52

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 56

2. Pro Forma Adjustments and Assumptions, page 58

7.	Refer to footnote (i) – Please explain why the total adjustments to reflect repayment of debt in the pro forma balance sheet of $186,272 do not agree to amount of debt obligations repaid as indicated in the table included in footnote (i) of $186,218. Also, please explain why if the accrued interest of $5.7 million discussed in footnote (i) is included in outstanding debt on the balance sheet, the total adjustment to eliminate debt is not $191,918 (i.e., $186,218 plus $5,700). Please reconcile and revise these amounts.

Securities and Exchange Commission

April 20, 2012

Response:

The Company advises the Staff that the first table in footnote (i) is not intended to show the total adjustments to reflect repayment of debt in the pro forma balance sheet. Instead it is meant to identify the debt obligations (by their principal amount) the repayment of which gives rise to each of the pro forma adjustments identified by footnote (i) on the pro forma balance sheet and income statements. The rest of footnote (i) then identifies each of these adjustments and how they are calculated. With respect to the pro forma balance sheet, the total adjustment to eliminate debt is $186,272 and consists of the accrued interest payable line item, the current portion of long term debt and capital lease line item and the long term debt and capital lease line item, calculated as follows:

Repayment of debt reflected in the pro forma balance sheet
BL Term Loan principal	$116,406

BL Term Loan accrued interest	$356 (classified in accrued interest payable)

EM revolving credit facility	$19,812

Seller Note	$49,698 (principal of $50,000, plus accrued interest of $5,322, less unamortized discount of $5,624)

Total	$186,272

This figure includes the accrued interest associated with the Seller Note ($5,322), offset by the unamortized discount of $5,624 associated with the Seller Note, as reflected in the long term debt and capital lease line item. This figure also includes the accrued interest associated with the BL term loan ($356), as reflected in the accrued interest payable line item.

In response to the Staff’s comment, the Company has revised its disclosure on page 63 of the Prospectus to make this reconciliation clearer.

8.	Also, please explain why the amount of unamortized debt issuance costs and discounts being written off as disclosed in footnote (i) of $13.2 million do not agree to the amounts of the adjustments reflected in the pro forma balance sheet of $7,597. Please reconcile and revise these amounts.

Response:

The Company advises the Staff that the $13.2 million in unamortized debt issuance costs and discounts that are being written off in connection with the debt repayment of the Seller Note and BL term loan are included in the pro forma balance sheet as follows: $5.5 million in other assets, $2.1 million in prepaid expenses and other current assets, and $5.6 million in long term debt and capital lease as explained in response to comment 7 above.

9.	Please revise footnote (i) to explain how the unamortized debt issuance costs being written off of $13.2 million and the prepayment fee of $14.5 million associated with the early repayment of the BL term loan have been reflected in the pro forma balance sheet.

Securities and Exchange Commission

April 20, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure in footnote (i) to state that the unamortized debt issuance costs of $13.2 million and the prepayment fee of $14.5 million have been allocated in the pro forma balance sheet 42% ($11.7 million) to the retained deficit line item and 58% ($16.1 million) to the non-controlling interest line item.

10.	Refer to footnote (i) – We note that you have reflected the prepayment penalty on the BL term loan of $14.5 million and the write-off of unamortized debt issuance costs and discounts of $13.2 million as pro forma adjustments to interest expense in the pro forma statements of operations for 2010. As these adjustments will not have a continuing impact on the company’s results of operations as required by Rule 11-02(b)(6) of Regulation S-X, please revise to eliminate such amounts from the pro forma adjustment to interest expense in the 2010 statement of operations. However, such amounts should be included as an adjustment to the retained deficit in the pro forma balance sheet. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has removed these amounts from the pro forma adjustment to interest expense in the 2010 statement of operations. Such amounts are still included as an adjustment to the retained deficit in the pro forma balance sheet.

11.	Refer to footnote (j) – Please tell us and revise footnote (j) to explain how you calculated or determined the $(33,419) pro forma adjustment made to the company’s retained deficit in the pro forma balance sheet. Also, please revise footnote (j) to explain the nature of the $(37,793) pro forma adjustment and the $89,592 pro forma adjustment that are being made to the general and limited partners capital accounts. As part of your response and your revised disclosure, please explain how each of these adjustments were calculated or determined.

Response:

The Company advises the Staff that the pro forma adjustment to retained deficit of $33,420 represents the allocation of 42% (the public equity holders’ share) of the historical equity of EM II LP and B&L and of the pro forma adjustments for the BL term loan prepayment fee and the write off of unamortized discounts and debt issuance costs. The pro forma adjustments of $(37,793) and $89,592 represent the removal of the historical net deficit and net equity associated with EM II LP and B&L, respectively, and the reallocation of such amounts to the public equity holders and the non-controlling interest. In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Prospectus.

12.	Refer to footnote (j) – Please explain why the pro forma net income attributable to the non-controlling interest for 2011 is not $1,245 per the computations provided in footnote (j) rather than the $1,533 presented in the pro forma statement of operations for the period. In this regard, please explain why the $288 reflected in EM’s historical financial statements has not been taken into consideration in calculating the required pro forma adjustment for this period.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the prospectus to reflect the pro forma adjustments to net income attributable to non-controlling interest and has considered the historical net income attributable to non-controlling interest included in EM II LP’s historical financial statements in its calculations.

13.	Refer to footnote (n) – Based on the disclosures provided in footnote (n) which indicates that the pro forma adjustments to the tax provision were based on an effective tax rate of 37%, we are unable to determine how the pro forma adjustments to the tax provision for 2010 and 2011 of $5,061 and $15,580 were calculated or determined. Please tell us and revise footnote (n) to explain in further detail how each of these adjustments were calculated or determined.

Response:

For the year ended December 31, 2011, the pro forma tax adjustment of $15.6 million is calculated as approximately 37% of the sum of (i) B&L’s historical net income of $24.0 million and (ii) the income effect of the pro forma adjustments of $18.3 million.

In light of the revisions made in response to comment 10, above, the pro forma adjustment to the tax provision for 2010 has been revised to $15.4 million. For the year ended December 31, 2010, the pro forma tax adjustment of $15.4 million is calculated as approximately 37% of the sum of (i) B&L’s historical net income of $6.5 million, (ii) B&L predecessor’s historical net income of $50.9 million and (iii) the income effect of the pro forma adjustments of $(15.6) million.

Securities and Exchange Commission

April 20, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page 66 of the Prospectus to indicate more clearly that historically the business of B&L was not subject to U.S. federal income tax at the entity level, but that the Company will incur tax expense in the future from its consolidation of B&L Supply.

14.	Refer to footnote (o) – Please tell us and revise footnote (o) to explain how you calculated or determined the Class A vested restricted shares and Class A unvested restricted shares reflected in the computations of basic and diluted weighted average shares disclosed in footnote (o). In this regard, we note that the amounts disclosed in footnote (o) are not consistent with the amounts disclosed in Note 10 to EM II LP’s audited financial statements. Please revise footnote (o) to explain how these amounts were determined.

Response:

The Company advises the Staff that the number of shares of Class A vested and unvested restricted stock exchanged for restricted units of EM II LP and B&L was determined by (1) valuing the restricted units based on the value ascribed to the business in the offering (assuming the sale of 15,000,000 shares for $15.00 per share, the midpoint of the price range set forth on the cover page of the Prospectus, representing approximately 35% of the Company’s total value upon completion of this offering) and (2) then converting the restricted unit value to a number of shares of Class A common stock of comparable value (valuing each share of Class A common stock at $15.00 per share, the midpoint of the price range set forth on the cover page of the Prospectus).

In response to the Staff’s comment, the Company has revised its disclosure on page 67 of the Prospectus.

15.	Also, please explain in further detail in footnote (o) how you calculated or determined the dilutive impact of Class A options using the treasury stock method. Additionally, please explain in footnote (o) why the Class B shares are reflected in the computation of diluted earnings per share.

Response:

ASC 260-10-45-16 provides that the computation of diluted earnings per share (EPS) is similar to the computation of basic EPS except that the denominator used for the calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, the numerator is also adjusted for any other changes in income or loss that would result from the assumed conversion of those potential common shares.

In the case of the Company’s Class A options, the Company followed the guidance in ASC 260-10-45-22 which requires the dilutive effect of outstanding options (and their equivalents) issued by the reporting entity to be reflected in diluted EPS by application of the treasury stock method. In calculating the dilutive options under this method, the Company assumed exercise of all in-the-money options as required by ASC 260-10-45-25. Using the assumed proceeds from this hypothetical stock option exercise and an assumed average stock price of $15.00 per share (the midpoint of the price range set forth on the cover page of the Prospectus), the Company calculated the incremental shares that would be assumed to be purchased if all of the in-the-money options were exercised and included such amount in the Company’s diluted EPS calculation. There were no changes necessary to the numerator in calculating diluted EPS as net income attributable to Edgen Group is not impacted by the exercise of options under the treasury stock method.

In the case of the Company’s Class B shares, while the Class B shares do not have any economic rights and do not participate in the earnings of Edgen Group, the Company believes their inclusion in diluted EPS is appropriate because each Class B share is exchangeable, along with one unit in EDG LLC, for one Class A common share. As the Class B shares are exchanged, the amount of Class A common shares outstanding will increase, thereby potentially diluting the EPS attributable to Class A common stockholders. Additionally, the numerator in the diluted EPS calculation should be adjusted to increase the net income attributable to Edgen Group for each Class B share exchanged, along with one unit in EDG LLC, for one Class A common share. Since both a Class B share and a unit of EDG LLC must be exchanged for a Class A share, the ownership by EM II LP and B&L of EDG LLC will decrease with each exchange, which will in turn decrease the net income attributable to non-controlling interest and increase the net income attributable to Edgen Group.

In response to the Staff’s comment, the Company has added additional clarifying disclosure on page 67 of the Prospectus.

16.	Refer to footnote (o) - We note from the disclosure included in footnote (o) that all dilutive securities shown in footnote (o) were excluded from the calculation of dilutive earnings per share for 2010 because they were antidilutive. Please tell us and revise footnote (o) to explain in further detail why these securities were dilutive in 2011 but antidilutive in 2010.

Securities and Exchange Commission

April 20, 2012

Response:

The Company advises the Staff that all potentially dilutive securities were antidilutive in 2010 due to the net loss attributable to Edgen Group for the year ended December 31, 2010. As dilutive shares are added to the denominator in the loss per share calculation, the loss per share is reduced as it is spread out among a greater number of shares. In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Prospectus to specify that the reason these securities are antidilutive is due to the Company’s pro forma net loss.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 80

17.	We note your disclosure in the third paragraph on page 84 that you expect B&L Supply to enter into an amendment and restatement of the BL revolving credit facility substantially concurrently with the completion of this offering. Please file the amendment and restatement of this facility as an exhibit to the registration statement or advise.

Response:

The Company respectfully advises the Staff that the amendment and restatement has not been finalized with the lenders. The Company confirms it will file the amendment as soon as it is finalized as an exhibit to the registration statement or a Form 8-K.

Underwriting (Conflicts of Interest), page 158

No Sales of Similar Securities, page 159

18.	We note your response to our prior comment 5. To the extent any of the Class A common stock that will be issued in exchange for restricted units of EM II LP and B&L and in exchange for options to purchase units of EM II LP and B&L as set forth in paragraphs (8) and (9) on page 114 will not be held by your directors and executive officers, please advise, and revise your disclosure as necessary, whether these shares will be subject to the lock-up agreements.

Response:

The Company advises the Staff that some of the Class A common stock issued in exchange for restricted units of EM II LP and B&L or issuable pursuant to options granted in exchange for options to purchase units of EM II LP and B&L will not be held by directors or executive officers of the Company and so would be not subject to these lock-up agreements, but, pursuant to the Reorganization Agreement, would be subject to restrictions on transfer without the Company’s consent for at least as long as the lock-up period. In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 156 and 163 of the Prospectus to note this.

Securities and Exchange Commission

April 20, 2012

Exhibit 5.1

19.	Please remove the statement in the third paragraph that assumes “the legal power and authority of all persons signing on behalf of parties to all documents” as this assumption appears to be overly broad or advise.

Response:

In response to the Staff’s comment, the statement has been removed as requested.

General

20.	Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company confirms that in future amendments it will update the financial statements appearing in the Prospectus, as necessary, as required by Rule 3-12 of Regulation S-X.

21.	Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

Response:

The Company confirms that it will include updated accountants’ consents in any future amendments to its Registration Statement, as required.

If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971 or the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel

Exhibits (via overnight delivery)

cc:	Daniel J. O’Leary
David L. Laxton, III